UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER   0-23322

CUSIP NUMBER  147154108

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  June 30, 2010

☐         Transition Report on Form 10-K
☐         Transition Report on Form 20-F
☐         Transition Report on Form 11-K
☐         Transition Report on Form 10-Q
☐         Transition Report on Form N-SAR

For the Transition Period Ended:  _____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full name of registrant:	CASCADE BANCORP.

Former name if applicable:	N/A

Address of Principal Executive Office (Street and Number)
1100 NW Wall Street Bend, Oregon 97701

City, State and Zip Code

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) ☒

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Cascade Bancorp (the “Company”) has determined it is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2010 by August 16, 2010, without unreasonable effort or expense, because it was unable to complete the preparation of its Form 10-Q by the prescribed due date.   As previously reported, the Company is amending its Annual Report on Form 10-K for the year ended December 31, 2009 and its Quarterly Report on Form 10-Q for the period ended March 31, 2010, and restating its consolidated financial statements for such periods as a result of an examination of Bank of the Cascades, the Company’s wholly-owned subsidiary (“Bank”), by banking regulators.  The amendment of the Annual and Quarterly Reports and restatement of its financial statements delayed the Company’s preparation of its Quarterly Report on Form 10-Q for the period ended June 30, 2010.  As a result of the delay in the preparation of the Company’s quarterly report, the Company's management, auditors and attorneys did not have sufficient time to complete the review of the Form 10-Q for the period ended June 30, 2010, by the prescribed due date.

The Company expects to file its Quarterly Report on Form 10-Q on or prior to August 23, 2010.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Terri L. McCreary	(541)	617-35385
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes  ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

The results of operations for the six months and three months ended June 30. 2010 will differ significantly from those results of the prior year, primarily due to reduced loan loss provision and other credit quality related expense.  The net loss for the six months ended June 30, 2010 is estimated to be $11.6 million compared to a net loss of $32.0 million in the prior year period, and the net loss for the three months ended June 30, 2010 is estimated to be $0.3 million as compared to a net loss of $28.1 million in the prior year period.

CASCADE BANCORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 17, 2010.
By:	/S/ Gregory D. Newton

Gregory D. Newton,
Executive Vice President and Chief Financial Officer